Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ANNOUNCES ENTRY INTO SALE AND PURCHASE AGREEMENTS

Singapore, September 25, 2023: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company"), a global provider of maritime transportation services predominantly in the drybulk sector, announced the entry by Grindrod Shipping Pte. Ltd., a wholly owned subsidiary of Grindrod Shipping, as buyer, and Grindrod Shipping, as parent, into two sale and purchase agreements (the “Sale and Purchase Agreements”) to acquire the entire issued share capital of Taylor Maritime Management Limited and Tamar Ship Management Limited (the “Companies”) from, in the case of Taylor Maritime Management Limited, Taylor Maritime Group Limited and, in the case of Tamar Ship Management Limited, Taylor Maritime Group Limited and Temeraire Holding (MI) Limited (together, the “Sellers”) (collectively the “Acquisition”). Following the Acquisition, the Companies will become wholly owned subsidiaries of Grindrod Shipping. The Acquisition is subject to certain closing conditions and closing is expected to occur before mid-October 2023.

 Under the terms of the transaction, Grindrod Shipping Pte. Ltd. and Island View Ship Management Pte. Ltd. have agreed to acquire all of the shares of the Companies for a total consideration of approximately US$11.75 million via (i) a completion cash amount of US$2.0 million (subject to usual working capital and indebtedness adjustments), (ii) an allotment and issuance of completion consideration shares of approximately US$1.95 million, (iii) an issuance of consideration shares at the first anniversary of the completion date of up to approximately US$3.9 million (subject to certain earn-out related conditions), and (iv) an issuance of consideration shares at the second anniversary of the completion date of up to approximately US$3.9 million (subject to certain earn-out related conditions). The aggregate maximum value of the consideration for the Acquisition will not exceed US$13.5 million. Grindrod Shipping intends to finance the transaction with a combination of cash on hand and allotment of new Grindrod Shipping ordinary shares over the two years from completion. The number of consideration shares issuable is calculated based on the volume weighted average price on both NASDAQ and the Johannesburg Stock Exchange, plus 7.5 percent premium over a three month period prior to the date of entry of the Sale and Purchase Agreements. At the discretion of the Board of Directors, in lieu of new share issuances, there is an option for any portion of the first year and second year consideration amounts to be paid in cash, at an increase of 1.10 times and 1.20 times, respectively.

The Sale and Purchase Agreements contain customary warranties and covenants of the parties and, in connection with the Acquisition, each Seller will be subject to limited non-compete and non-solicitation covenants with regard to Grindrod Shipping and its subsidiaries for two years from the completion date. The closing of the Acquisition, expected to occur before mid-October 2023 is subject to closing conditions, including, among other things, the repayment of debts owed by the Companies and their subsidiaries to the Sellers and by the Sellers to the Companies and their subsidiaries.

It is to be further noted that our Chief Executive Officer, Mr. Edward Buttery, has recused himself from all deliberations on this Acquisition, as the Companies have a Framework Management Agreement with Taylor Maritime Investments Ltd. (“TMI”) to act as their Commercial and Technical Manager for TMI’s fleet. In addition, one of our non-executive directors, Mr. Paul Over, has also recused himself from this Acquisition as he is a non-executive director of Taylor Maritime (HK) Ltd, which is a subsidiary of Taylor Maritime Group Limited.

Commenting on the Acquisition, Grindrod Shipping Chairman, Dr. Kurt Klemme, said, “We are very pleased with the acquisition of Tamar Ship Management Limited and Taylor Maritime Management Limited, whose current operations are aligned with our technical  ship-management practice and our commercial strategy.  This Acquisition will further increase our revenue streams in terms of ship-management income, unlock synergies in our commercial deployment of the dry bulk fleet and we will achieve savings on the technical side with a larger fleet. With the central management of a combined group fleet, we will certainly achieve better returns to our shareholders.”

About Grindrod Shipping

Grindrod Shipping predominantly owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of handysize and supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for the drybulk market, and the duration of these effects; cyclicality of the drybulk market, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk shipping industry, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk industry; seasonal fluctuations within the drybulk industry; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the recent conflicts between Russia and Ukraine and tensions between China and Taiwan; fluctuations in interest rates and foreign exchange; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 23, 2023. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact:	Investor Relations / Media Contact:
Deborah Davel
Chief Financial Officer
Grindrod Shipping Holdings Ltd.	Grindrod Shipping Holdings Ltd.
1 Temasek Avenue, #10-02 Millenia Tower	1 Temasek Avenue, #10-02 Millenia Tower
Singapore, 039192	Singapore, 039192
Email: ir@grindrodshipping.com	Email: ir@grindrodshipping.com
Website: www.grinshipping.com	Website: www.grinshipping.com